                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This press release contains statements that constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of the Company with respect to the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the Group's activities and strategies.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this press release.

PRESS RELEASE

TELECOM ITALIA GROUP ILLUSTRATES ITS STRATEGIC GUIDELINES AND TARGETS FOR THE 2009-2011 THREE-YEAR PERIOD TO THE FINANCIAL COMMUNITY

•

GROUP INDUSTRIAL STRATEGY: FOCUS ON THE DOMESTIC MARKET AND BRAZIL

•

STRICT FINANCIAL DISCIPLINE TO STRENGTHEN THE GENERATION OF OPERATING FREE CASH FLOW OF AROUND €22 BILLION OVER THE THREE-YEAR PERIOD

•

2009 CONSOLIDATED REVENUES AND ORGANIC EBITDA FORECAST IN LINE WITH 2008 FIGURES; INVESTMENTS AROUND €4.8 BILLION

•

OVER THE PLAN TIME SPAN, AVERAGE CONSOLIDATED ORGANIC REVENUE GROWTH FORECAST TO EXCEED 2% ANNUALLY; EBITDA MARGIN TO EXCEED 39%

•

MAJOR COMMITMENT TO COST CONTROL AND INVESTMENTS IN PARTICULAR IN THE DOMESTIC BUSINESS: €2 BILLION REDUCTION OVER THE THREE-YEAR PERIOD ACHIEVED THROUGH SEVEN COMPANY-TRANSFORMING PROGRAMMES

•

FURTHER REDUCTIONS IN DOMESTIC EMPLOYEE NUMBERS (AN ADDITIONAL 4,000 BEYOND THE PLANNED 5,000 REDUCTION BY 2010)

•

SIGNIFICANT DEBT REDUCTION; NET DEBT/EBITDA RATIO TARGET FOR 2011 AT AROUND 2.3, COMPARED WITH THE 2008 FIGURE OF ABOUT 3

•

BRAZIL: STRENGTHENING POSITION ON ONE OF THE MOST SOLID EMERGING MARKETS

•

CONSOLIDATION OF EQUITY STAKE IN TELECOM ARGENTINA WITH THE SUPPORT OF A LOCAL PARTNER; NO FINANCIAL OUTLAY REQUIRED OF TELECOM ITALIA

•

ONGOING DISPOSAL OF NON-CORE ASSETS FOR THE EXPECTED VALUE OF UP TO €3 BILLION

Milan, December 3, 2008

The Telecom Italia Board of Directors, which met yesterday under the chairmanship of Gabriele Galateri di Genola, has approved the Group's 2009-2011 business plan.

Today in London, Telecom Italia CEO Franco Bernabè and CFO Marco Patuano present to the financial community and media the Group’s strategic guidelines and targets for the 2009-2011 three-year period.

“The objective of this plan - said Franco Bernabè - is to continue the trend of improving revenue dynamics and margins which began in 2008, and restore the Telecom Italia Group’s selective path to growth, characterized by strict financial discipline.

“Previously, we announced a return to the fundamentals, notably, the objectives of cash generation, debt reduction, and the correct revenue dynamics and margin growth performance one expects of a company of our size and operating abilities.

“The conditions that have since emerged on the market and in the real economy mean that it is necessary to be even more incisive in our priority of debt reduction. In the light of our results, which in the meantime have shown a slow down in margin erosion, we are now in a position to move forward with this three-year plan confirming the  path we went through in recent months.

“We will strive even harder to keep operating costs and investments in check, maintain a business with a scope that matches our current needs, and pursue our target of bringing down debt to around 2.3 times our EBITDA.

“Geographically, our growth will come from Italy and Brazil, without  neglecting the Argentinean telecommunications market. Our business plan focuses on new services and enabling functions over fixed-line and mobile broadband. On the domestic market, our focus is on a new customer-centric approach, which is why we will be launching a new macro-organization starting from January 2009. We will continue to boost innovative businesses, as we work to promote wide-ranging development of the digital economy. We will also be updating and significantly rationalizing our brand architecture in 2009 to offer increased support for our range of convergent services.

“Operations that fall outside these geographic and business priorities will be managed to enhance their value prior to divestment.”

A) Domestic Market

As far as the domestic market is concerned, the primary objective of the 2009-2011 Plan is to invert the revenues trend in 2010 through growth in revenues from innovative services (broadband and adjacent businesses). By 2011, these revenues will account for around 28% of overall domestic revenues.

Our return to domestic market growth is based on five points:

1.

Defence of market share value through the new customer-centric approach (consumer, business and Top Client), which will be fully operational as of January ‘09 with the introduction of the new organizational structure.

2.

Filling  fixed-line broadband penetration gap compared with the European average, by increasing customer satisfaction through enhanced Quality of Service, offering innovation that addresses new needs, and promoting VAS and Connectivity service suites for residential and business customers.

3.

Development of mobile broadband through defence of the mobility premium, TIM's interactive VAS services positioning, and piloting vigorous growth in convergent broadband customer numbers.

4.

Significant development of adjacent businesses (IPTV, ICT, Online Advertising, Digital Home, Service Exposure) to increase customer share of wallet and loyalty.

5.

Overhaul of the Group's brand architecture to engender a more consistent perception of new convergent offerings and our customer-centric approach.

Domestic business targets for 2009:

•

Organic revenues between €22.7 and €22.8 billion.

•

Organic EBITDA between €9.9 and €10 billion.

•

Capex around €3.3 billion.

The organic revenues are forecast to see a light growth (0.2% average yearly) for the 2008-2011 period.

The organic EBITDA margin is forecast to reach around 46% in 2011. Investments will account for around 13.0-13.5% of revenues.

B) Reduction of Costs and Investments

The Plan identifies seven areas for efficiency ,in pursuit of a Lean Company approach, in order to increase the reduction of overall Group-wide costs and investments by some €2 billion in 2011. Over 40% of these efficiencies will be achieved during the course of 2009 through:

•

Three IT, Network Operations, Building & Energy simplification and rationalization programmes that will generate overall efficiencies worth around €0.8 billion in cash costs;

•

Three Sales & Distribution, Customer Operations and Delivery & Assurance programmes that will reengineer processes along customer-centric lines, generating overall efficiencies worth around €0.9 billion;

•

One organization streamlining and process and support rationalization program that will generate efficiencies of around €0.3 billion.

C) Brazil

Brazil is a solid emerging market where Telecom Italia is keen to strengthen its position by leveraging the potential of mobile telephony as a broadband growth enabler, and by exploiting opportunities arising from fixed-line/mobile migration.

Brazilian market operations will be driven by a focus on quality of service, innovation leadership, and a customer-centric approach, against a backdrop of cost efficiency optimization.

We will continue to invest in innovation to ensure that the TIM Brand becomes the standard for convergent products. Telecom Italia forecasts more than 2.5 million mobile broadband customers by 2011, and an estimated market share in this sector of around 25%.

TIM Brasil’s status as a pure mobile provider means that the 41 million line (45 million by 2011) fixed-line market offers opportunities, which the company is poised to seize with great efficiency, and without any risk of cannibalization.

Targets for Brazil for the 2009-2011 three-year period (equivalent consolidation area and exchange rates) are as follow:

•

Revenues in 2009 around 15.3 billion reais, rising by an annual average of around 8% over the 2008-2011 period;

•

EBITDA around 3.6 billion reais in 2009; EBITDA margin 27.5% in 2011;

•

Capex around 2.8 billion reais in 2009, corresponding to 13.5% of revenues by 2011.

Argentina

Telecom Italia confirms its commitment to Telecom Argentina where it intends to expand its presence by exercising its call option to increase its shareholding in Sofora. This will be undertaken with the support of a local partner and will not require Telecom Italia to make any financial outlay.

D) Realizing the value of non-core assets

An analysis of Telecom Italia's assets portfolio has identified certain non-core assets that fall outside the Group's strategic orientations and the financial discipline that underpins the Business Plan.

The Group plans to realize the value of this portfolio, which is estimated may contribute up to €3 billion in terms of cash flow.

2009-2011 Three-Year Plan

Group Targets for 2009

Earnings targets are as follows: Revenues and the organic EBITDA margin are forecast to remain stable. In 2009, capex will total around €4.8 billion. The Net Debt/EBITDA ratio is expected to be around 2.9 by year-end 2009.

Group Targets for 2008-11

Earnings targets for 2008 and 2011, on an equivalent consolidation area, exchange rate, and non-organic income and charges basis:

a)

Average yearly revenue growth in excess of 2%;

b)

EBITDA margin above 39% by 2011.

In 2011, capex will correspond to around 13.0%-13.5% of revenues.  Given these objectives, the Group forecasts the Net Debt/EBITDA ratio to be around 2.3 by year-end 2011.

***

The event is being audiostreamed and videostreamed live, including the presentation slideshow, at

www.telecomitalia.it/investormeetingDec08 (Italian) and www.telecomitalia.com/investormeetingDec08 (English)

Members of the press can listen in to the conference call by dialling +39 0633486868 or +39 0633485042 and entering the PIN number 223037#.

Please dial +39 0633444551 or +39 06334844 to resolve any connection problems.

Telecom Italia Media Relations +39 06 3688 2424 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 3rd, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager